November 15, 2024

VIA EDGAR

Ronald (Ron) E. Alper

Pam Howell

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Investcorp Europe Acquisition Corp I

Preliminary Proxy Statement on Schedule 14A

Filed November 6, 2024

File No. 001-41161

Dear Mr. Alper:

This letter is in response to the comments of the staff of the United States Securities and Exchange Commission (the “Staff”) contained in your letter dated November 14, 2024 (the “Comment Letter”), regarding the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), which was filed by Investcorp Europe Acquisition Corp I (the “Company”) with the United States Securities and Exchange Commission (the “Commission”) on November 6, 2024.

The Company has filed today Amendment No. 1 to the Proxy Statement (“Amendment No. 1”) together with this letter via EDGAR correspondence. For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which the Company has incorporated into this response letter in italicized type, and which is followed by the Company’s response. Unless otherwise indicated, all page references in the responses are to page numbers in Amendment No. 1. Capitalized terms used herein but not defined shall have the meanings ascribed to them in Amendment No. 1.

Risk Factors

The Extension Amendment Proposal extends the Company’s termination date…, page 17

1.

Comment: We note that you are seeking to extend your termination date to June 17, 2025, a date which is 42 months from your initial public offering. We also note that you are currently listed on Nasdaq and that Nasdaq Rule 5815 was amended effective October 7, 2024 to provide for the immediate suspension and delisting upon issuance of a delisting determination letter for failure to meet the requirement in Nasdaq Rule IM 5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of its IPO registration statement. Please revise to state that your securities will face immediate suspension and delisting action once you receive a delisting determination letter from Nasdaq after the 36-month window ends on December 17, 2024. Please disclose the risks of non-compliance with this rule, including that under the new framework, Nasdaq may only reverse the determination if it finds it made a factual error applying the applicable rule. In addition, please also disclose the consequences of any such suspension or delisting, including that your stock may be determined to be a penny stock and the consequences of that designation, that you may no longer be attractive as a merger partner if you are no longer listed on an exchange, any potential impact on your ability to complete an initial business combination, any impact on the market for your securities including demand and overall liquidity for your securities, and any impact on securities holders due to your securities no longer being considered “covered securities.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 18 and 19 of Amendment No. 1 to state that (i) the Company’s Class A Ordinary Shares will face immediate suspension and delisting action once the Company receives a delisting determination letter from Nasdaq after the 36-month window ends on December 17, 2024, (ii) under the new framework, Nasdaq may only reverse the determination if it finds it made a factual error applying the applicable rule, (iii) as a result of any such suspension or delisting, the Company’s Class A Ordinary Shares may be determined to be a penny stock, (iv) the Company may no longer be attractive as a merger partner if it is no longer listed on an exchange, (v) this may affect the Company’s ability to complete an initial business combination, (vi) the market for the Company’s securities may be affected and (vii) the Company’s securities holders may no longer be “covered securities” and the effect of such a determination.

General

2.

Comment: With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the loss of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 17 and 18 of Amendment No. 1 to disclose that the Company’s sponsor is controlled by foreign persons and that CFIUS may therefore make it more difficult for the Company to timely consummate a business combination.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact me by phone at (713) 354 – 4845.

Sincerely,

/s/ Emily Leitch
Emily Leitch

cc:	Ruby McGregor-Smith (Investcorp Europe Acquisition Corp I)